FILE No. 82-3093

[ ] DEF 14A [X] SUPPL [ ] ARS

AGUILA AMERICAN RESOURCES LTD.

#1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7, Tel: 604-685-9316 • Fax: 604-683-1585

02060797

December 19, 2002

United States Securities
& Exchange Commission
Room 3094 (3-6)
450 Fifth Street N.W.
Washington, DC
20549

SUPPL

02 DEC 30 PM 9:13

Dear Sirs:

Re: Aguila American Resources Ltd.

Please find enclosed a copy of the Company's quarterly report for the six months ended October 31, 2002.

Yours very truly,

AGUILA AMERICAN RESOURCES LTD.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Per: J Rowsell

Jacqueline Rowsell

Enclosure

cc: Standard & Poor's Corp. (4 copies)
Financial Post Data Group (2 copies)

dlw 1/8

AGUILA AMERICAN RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED
OCTOBER 31, 2002

(Unaudited - Prepared by Management)

AGUILA AMERICAN RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

	As at October 31, 2002 $	As at April 30, 2002 $
ASSETS		
CURRENT ASSETS		
Cash	51,262	165,420
Amounts receivable and prepaids	2,218	3,866
	53,480	169,286
CAPITAL ASSETS	21,161	23,513
MINERAL PROPERTY (Note 3)	104,934	56,496
	179,575	249,295
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	212,452	238,876
Advances	7,885	7,885
Amounts due to related parties (Note 5)	68,500	178,342
	288,837	425,103
SHAREHOLDERS' EQUITY (DEFICIENCY)		
SHARE CAPITAL (Note 4)	17,108,612	16,969,612
SHARE SUBSCRIPTIONS RECEIVED	-	139,000
DEFICIT	(17,217,874)	(17,284,420)
	(109,262)	(175,808)
	179,575	249,295

APPROVED BY THE DIRECTORS

"Al-Nashir Jamal", Director

"John F. Huguet", Director

The accompanying notes are an integral part of these interim consolidated financial statements.

AGUILA AMERICAN RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE SIX MONTHS ENDED OCTOBER 31

(Unaudited - Prepared by Management)

	Three Months Ended October 31,		Six Months Ended October 31,	
	2002 $	2001 $	2002 $	2001 $
REVENUE				
Interest income	329	15	474	15
EXPENSES				
Accounting and administrative	6,900	5,702	9,200	5,702
Amortization	1,176	-	2,352	-
Interest and bank charges	158	171	202	700
Legal and audit	2,684	3,046	6,788	3,046
Management services	4,500	13,500	9,000	27,000
Office rent	1,800	1,200	3,600	2,400
Office, telecommunications and miscellaneous	370	3,597	1,107	5,305
Professional and consulting fees	3,113	-	6,113	2,500
Regulatory and transfer agent	3,984	4,063	6,273	4,654
Shareholder communications	755	1,331	755	1,331
Trade show and investment conferences	-	472	-	472
Travel and related	-	1,727	622	14,929
	25,440	34,809	46,012	68,039
LOSS BEFORE THE FOLLOWING	(25,111)	(34,794)	(45,538)	(68,024)
WRITE-OFF OF ACCOUNTS PAYABLE	10,543	155,071	10,543	155,071
GAIN ON SETTLEMENT OF DEBTS (Note 5)	-	-	101,541	-
INCOME (LOSS) FOR THE PERIOD	(14,568)	120,277	66,546	87,047
DEFICIT - BEGINNING OF PERIOD	(17,203,306)	(17,292,320)	(17,284,420)	(17,259,090)
DEFICIT - END OF PERIOD	(17,217,874)	(17,172,043)	(17,217,874)	(17,172,043)
BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE	$(0.003)	$0.119	$0.016	$0.086
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	4,504,302	1,014,303	4,211,693	1,014,303

The accompanying notes are an integral part of these interim consolidated financial statements.

AGUILA AMERICAN RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED OCTOBER 31

(Unaudited - Prepared by Management)

	Three Months Ended October 31,		Six Months Ended October 31,	
	2002 $	2001 $	2002 $	2001 $
CASH FLOWS FROM (USED IN)				
OPERATING ACTIVITIES				
Net income (loss) for the period	(14,568)	120,277	66,546	87,047
Add items not affecting cash				
Amortization	1,176	-	2,352	-
Write-off of accounts payable	(10,543)	(155,071)	(10,543)	(155,071)
Gain on settlement of debts	-	-	(101,541)	-
	(23,935)	(34,794)	(43,186)	(68,024)
Decrease (increase) in amounts receivable and prepaids	7,466	(118)	1,648	(118)
Decrease in accounts payable and accrued liabilities	(1,837)	(21,612)	(15,881)	(20,978)
Increase (decrease) in amounts due to related parties	(3,374)	38,434	(8,301)	69,596
	(21,680)	(18,090)	(65,720)	(19,524)
FINANCING ACTIVITY				
Advances payable	-	19,200	-	20,503
INVESTING ACTIVITY				
Additions to mineral property	(11,056)	-	(48,438)	-
INCREASE (DECREASE) IN CASH	(32,736)	1,110	(114,158)	979
CASH - BEGINNING OF PERIOD	83,998	772	165,420	903
CASH - END OF PERIOD	51,262	1,882	51,262	1,882

The accompanying notes are an integral part of these interim consolidated financial statements.

AGUILA AMERICAN RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2002

(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the business of acquiring, exploring and evaluating mineral properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.

As at October 31, 2002, the Company had an accumulated deficit of $17,217,874 and a working capital deficiency of $235,357. These interim consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

During the period ended, October 31, 2002, the Company incorporated a wholly-owned Peruvian subsidiary, Aguila American Resources Limited S.A., to pursue its Peruvian mineral exploration activities. Inter-company balances and transactions are eliminated on consolidation.

3. MINERAL PROPERTY

On April 15, 2002, as amended on October 4, 2002, the Company entered into an agreement (the "Agreement"), subject to TSX Venture Exchange (the "Exchange") approval, whereby the Company could earn up to a 90% working interest in an exploration concession (the "Angostura Property"), covering 999 hectares, located in the Department of Apurimac, Province of Grau, District of Curpahuasi, Peru. Company shareholders approved this acquisition on October 10, 2002.

The Company can earn an initial 75% interest in the property by making total cash payments of US $500,000 (US $25,000 paid), issuing 1,400,000 common shares of the Company and completion of work programs totalling US $1,400,000 over a three year period, as follows:

AGUILA AMERICAN RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2002

(Unaudited - Prepared by Management)

3. MINERAL PROPERTY (continued)

	Cash US $	Shares	Work Program US $
Upon signing (paid)	25,000	-	-
Upon Exchange approval	-	200,000	-
90 days after Exchange approval	25,000	-	50,000
180 days after Exchange approval	50,000	200,000	50,000
360 days after Exchange approval	-	-	200,000
12 months after Exchange approval	100,000	400,000	-
24 months after Exchange approval	300,000	600,000	350,000
36 months after Exchange approval	-	-	750,000
	500,000	1,400,000	1,400,000

The Company has the option to increase its interest to 90% by preparing a feasibility study on the Angostura Property. If the vendor does not fund his portion of the feasibility study, then the Company will have earned a 100% interest and the vendor will revert to a 10% net profits interest.

The Angostura Property will be subject to a net smelter return royalty of between 1% - 2% on gold sales above 1 million ounces.

4. SHARE CAPITAL

Authorized - unlimited common shares without par value

Issued	October 31, 2002		April 30, 2002	
	Shares	$	Shares	$
Balance, beginning of period	3,114,302	16,969,612	1,014,302	16,760,795
Issued during the period				
For cash				
- Private placements	1,390,000	139,000	2,100,000	210,000
Share issue costs	-	-	-	(1,183)
	1,390,000	139,000	2,100,000	208,817
Balance, end of period	4,504,302	17,108,612	3,114,302	16,969,612

(a) During the six months ended October 31, 2002, the Company completed the issuance of 1,390,000 units. Each unit comprised one common share and one warrant. Each warrant entitles the holder to purchase an additional common share, at a price of $0.12 per share. 500,000 warrants are exercisable on or before May 9, 2004 and 890,000 warrants are exercisable on or before June 26, 2004. 500,000 units were purchased by a private company owned by the President of the Company. The $139,000 proceeds had been previously received and recorded as share subscriptions received.

AGUILA AMERICAN RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2002

(Unaudited - Prepared by Management)

4. **SHARE CAPITAL** (continued)

(b) During the six months ended October 31, 2002, the Company granted share options to purchase 260,000 shares, exercisable on or before May 30, 2005, at $0.21 per share.

The following table summarizes information about the share options outstanding and exercisable at October 31, 2002:

Range of Exercise Prices	Number of Options Outstanding and Exercisable at October 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise price
$0.25	100,000	2.40 years	$0.25
$0.21	260,000	2.58 years	$0.21
	360,000		

(c) The following table summarizes information about warrants outstanding at October 31, 2002:

Number of Warrants Outstanding as at October 31, 2002	Price	Expiry Date
2,100,000	$0.12	Apr. 29/04
500,000	$0.12	May 09/04
890,000	$0.12	Jun. 26/04
3,490,000		

5. **RELATED PARTY TRANSACTIONS**

(a) During the six months ended October 31, 2002, management fees of $9,000 (2001 - $27,000), and accounting, administrative and consulting fees of $15,200 (2001- $5,702) were charged by private companies owned by officers and directors of the Company. As at October 31, 2002, $55,900 is due to the related parties and has been included in amounts due to related parties.

(b) During the six months ended October 31, 2002, the Company was charged $3,600 (2001 - $2,400) for office rent by a public corporation which the President and a director of the corporation are also officers and directors of the Company. As at October 31, 2002, $12,600 remained outstanding and has been included in amounts due to related parties.

(c) During the six months ended October 31, 2002, the Company negotiated settlement of the $92,205 outstanding to the former President of the Company, whereby it agreed to pay $30,000 in settlement of the $92,205. As at October 31, 2002, $30,000 has been paid.

AGUILA AMERICAN RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2002

(Unaudited - Prepared by Management)

5. RELATED PARTY TRANSACTIONS (continued)

(d) During the six months ended October 31, 2002, the Company assigned its holdings in its Peruvian subsidiary companies to Hydromet Technologies Limited ("Hydromet"), a public company, the President of which is the former President and director of the Company, in settlement of the $39,336 which was outstanding to Hydromet. The subsidiary companies had been previously written off.

(e) Other related party transactions are disclosed elsewhere in these financial statements.

6. SEGMENTED INFORMATION

As at October 31, 2002, the Company operated in one industry segment, the exploration for gold. The Company's current mineral property interest is located in Peru and its corporate assets are located in Canada.

	October 31, 2002		
	Corporate $	Mineral Property $	Total $
Identifiable assets			
Current assets	53,480	-	53,480
Capital assets	21,161	-	21,161
Mineral property	-	104,934	104,934
	74,641	104,934	179,575

	October 31, 2001		
	Corporate $	Mineral Property $	Total $
Identifiable assets			
Current assets	2,000	-	2,000

7. SUBSEQUENT EVENT

Subsequent to October 31, 2002, the Company announced that, subject to Exchange approval, a non-brokered private placement of up to 600,000 units, at a price of $0.25 per unit, to raise up to $150,000 has been arranged. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share for a period of two years at an exercise price of $0.25.

AGUILA AMERICAN RESOURCES LTD.

SUPPLEMENTARY INFORMATION

FOR THE QUARTER ENDED OCTOBER 31, 2002

1.(a) GENERAL AND ADMINISTRATIVE

General and administrative expenses for the six months ended October 31, 2002:

	$
Accounting and administrative	9,200
Amortization	2,352
Interest and bank charges	202
Legal and audit	6,788
Management services	9,000
Office rent	3,600
Office, telecommunications and miscellaneous	1,107
Professional and consulting fees	6,113
Regulatory and transfer agent	6,273
Shareholder communications	755
Travel and related	622
	46,012

1.(b) MINERAL PROPERTY

	$	$
Option payment (US$25,000)		39,950
Land payments (US$4,000)		6,268
Due diligence and work program costs		
Legal costs	6,385	
Technical reports	27,985	
Travel and related costs	12,499	
Field supplies	5,960	
Casual labour and miscellaneous	5,887	58,716
Total as at October 31, 2002		104,934

1.(c) RELATED PARTY TRANSACTIONS

(a) During the six months ended October 31, 2002, management fees of $9,000 (2001 - $27,000), and accounting, administrative and consulting fees of $15,200 (2001- $5,702) were charged by private companies owned by officers and directors of the Company. As at October 31, 2002, $55,900 is due to the related parties and has been included in amounts due to related parties.

(b) During the six months ended October 31, 2002, the Company was charged $3,600 (2001 - $2,400) for office rent by a public corporation which the President and a director of the corporation are also officers and directors of the Company. As at October 31, 2002, $12,600 remained outstanding and has been included in amounts due to related parties.

AGUILA AMERICAN RESOURCES LTD.
SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED OCTOBER 31, 2002

1.(c) RELATED PARTY TRANSACTIONS (continued)

(c) During the six months ended October 31, 2002, the Company negotiated settlement of the $92,205 outstanding to the former President of the Company, whereby it agreed to pay $30,000 in settlement of the $92,205. As at October 31, 2002, $30,000 has been paid.

(d) During the six months ended October 31, 2002, the Company assigned its holdings in its Peruvian subsidiary companies to Hydromet Technologies Limited ("Hydromet"), a public company, the President of which is the former President and director of the Company, in settlement of the $39,336 which was outstanding to Hydromet. The subsidiary companies had been previously written off.

(e) Other related party transactions are disclosed elsewhere in these financial statements.

2.(a) SECURITIES ISSUED DURING THE SIX MONTHS ENDED OCTOBER 31, 2002

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission
May 9/02	Common	Private placement	500,000	$0.10	$50,000	Cash(1)	Nil
Jun. 26/02	Common	Private placement	890,000	$0.10	$89,000	Cash(1)	Nil

(1) Proceeds received as of April 30, 2002.

2.(b) OPTIONS GRANTED DURING THE SIX MONTHS ENDED OCTOBER 31, 2002

Date Granted	Number of Shares	Type of Option	Name	Exercise Price $	Expiry Date
May 30/02	104,000	Director	A. N. Jamal	$0.21	May 30/05
May 30/02	52,000	Director	J. Huguet	$0.21	May 30/05
May 30/02	52,000	Director	S. Gulamani	$0.21	May 30/05
May 30/02	52,000	Employee	N. DeMare	$0.21	May 30/05
	260,000				

3.(a) AUTHORIZED AND ISSUED CAPITAL AS AT OCTOBER 31, 2002

			Issued	
Class	Par Value	Authorized Number	Number	Amount
Common	Without	Unlimited	4,504,302	$17,108,612

AGUILA AMERICAN RESOURCES LTD.
SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED OCTOBER 31, 2002

3.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT OCTOBER 31, 2002

Security	Number	Exercise Price $	Expiry Date
Options	100,000	0.25	March 26, 2005
Options	260,000	0.21	May 30, 2005
Warrants	2,100,000	0.12	April 29, 2004
Warrants	500,000	0.12	May 9, 2004
Warrants	890,000	0.12	June 26, 2004

3.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT OCTOBER 31, 2002

As at October 31, 2002, 73 shares are held in escrow.

3.(d) LIST OF DIRECTORS AND OFFICERS AS AT OCTOBER 31, 2002

Directors:
- Al-Nashir Jamal
- John Huguet
- Shafiq Gulamani

Officers:
- Al Nashir-Jamal - President and CEO
- Nick DeMare - Corporate Secretary

AGUILA AMERICAN RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED OCTOBER 31, 2002

Angostura Property

On April 15, 2002, the Company announced that it had finalized an agreement to acquire a 75% interest in the Angostura Property, an early stage gold and silver exploration property located in Southern Peru, 500 kms south of Lima. The acquisition remains subject to acceptance by the TSX Venture Exchange (the "Exchange").

Since April 15, 2002, the Company has proceeded with matters pertaining to regulatory approvals for the acquisition and has been conducting detailed verification work and due diligence efforts related to property. An independent, fully compliant NI 43-101 F qualifying report has been completed. All vendor representations have been verified and expanded upon.

An agreement has now been reached with the vendor to amend the acquisition terms. Under the revised terms the Company has an option to acquire up to a 90% interest in the property. Under some circumstances a 100% interest minus a 10% net profits interest could be achieved.

The principal commercial terms of the amended option agreement are:

	Cash US $	Shares	Work Program US $
Upon signing (paid)	25,000	-	-
Upon Exchange approval	-	200,000	-
90 days after Exchange approval	25,000	-	50,000
180 days after Exchange approval	50,000	200,000	50,000
360 days after Exchange approval	-	-	200,000
12 months after Exchange approval	100,000	400,000	-
24 months after Exchange approval	300,000	600,000	350,000
36 months after Exchange approval	-	-	750,000
	500,000	1,400,000	1,400,000

Any property expenditures in excess of the amounts indicated may be carried forward. When all option payments have been made and all work programs have been completed the Company will hold a 75% interest in the property. The Company has the option to increase its interest to 90% by preparing a feasibility study on the property. If the vendor does not fund his portion of the feasibility study, then the Company will have a 100% working interest and the vendor will revert to a 10% net profits interest.

The Company has made the initial cash payment of US $25,000 and the work it has completed to date has now satisfied the initial work program of US $50,000, with a completed qualifying report issued.

The Exchange has advised the Company that its acceptance will be provided upon the Company completing a financing to raise $150,000. On November 26, 2002 the financing was announced and the Company expects to complete this financing in January 2003.

AGUILA AMERICAN RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED OCTOBER 31, 2002

Operations

During the six months ended October 31, 2002, the Company reported an income of $66,546, compared to an income of $87,047 reported in the comparable period in 2001. The improved results in 2002 was due to the Company's negotiated settlement of amounts due to related parties, in which the Company recorded a gain of $101,541.

Corporate and general administrative expenses decreased by $22,027, from $68,039 in 2001 to $46,012 in 2002, a reflection of the significant reduction in activities, fees and expenses billed to the Company. Management fees charged by the President of the Company decreased by $18,000, from $27,000 in 2001 to $9,000 in 2002, a reflection of reduced corporate activities in 2002 and Company finances. Travel costs decreased by $14,307, from $14,929 in 2001 to $622 in 2002. During 2001, the Company conducted a number of trips to review numerous business opportunities.

The Company is active in property acquisitions, with ongoing staking activities of properties which are complementary to the core acquisition property.

Election of Board of Directors and Appointment of Officers

At the Company's Annual General Meeting ("AGM") held on October 11, 2002, Messrs. Al-Nashir Jamal, Shafiq Gulamani and John Huguet were elected as directors of the Company. At a directors meeting held subsequent to the AGM, Mr. Huguet was appointed Chairman of the Board, Mr. Al-Nashir Jamal, President and Mr. Nick DeMare Corporate Secretary.

Liquidity and Outlook

As at October 31, 2002, the Company had a working capital deficit of $235,357. The working capital deficit includes approximately $160,000 of non-related party accounts payable relating to the prior business activities of the Company and $68,500 due to related parties. The accounts payable relating to prior business activities have been outstanding for an extended period of time. There has been no correspondence received by the Company from these creditors for payment. While the Company has continued to record these long outstanding payables, management does not believe that these amounts will ultimately be paid. Management is assessing whether these accounts can be reversed out of the financial statements.

On November 26, 2002, the Company announced that, subject to regulatory approval, a non-brokered private placement of up to 600,000 units, at a price of $0.25 per unit, to raise up to $150,000 has been arranged. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share for a period of two years at an exercise price of $0.25. The proceeds will be used for working capital purposes and to initiate the Company's exploration program. Officers and/or directors of the Company are participating in this unit offering.

Investor Relations

The Company did not conduct any investor relations activities during the six months ended October 31, 2002.